UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Icagen, Inc.

(Name of Subject Company)

Icagen, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Class of Securities)

P. Kay Wagoner, Ph.D.

Chief Executive Officer and President

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements Items 4, 6 and 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2011, as amended by Amendment No. 1 filed with the SEC on August 16, 2011, Amendment No. 2 filed with the SEC on August 18, 2011, Amendment No. 3 filed with the SEC on August 19, 2011, Amendment No. 4 filed with the SEC on August 24, 2011 and Amendment No. 5 filed with the SEC on August 26, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Icagen, Inc., a Delaware corporation (“Icagen” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of Icagen common stock at a price per share of $6.00, net to the holder thereof in cash, without interest thereon, subject to any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated August 3, 2011, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as a new final paragraph under the subheading “(b) Background of the Transaction”:

“On August 29, 2011, Icagen sent a letter to stockholders restating the contents of Pfizer’s August 26, 2011 letter to the Board and affirming the Board’s recommendation. The letter is filed herewith as Exhibit (a)(15). Also on August 29, 2011, Icagen issued a press release restating the contents of Icagen’s August 29, 2011 letter to stockholders, which press release is attached hereto as Exhibit (a)(16) and incorporated herein by reference.”

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended to add the transactions below to the table therein:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Richard D. Katz	8/17/2011	235	6.00	Shares of common stock issuable on scheduled, semi-annual vesting of restricted stock units granted on August 17, 2007 withheld by the Company to satisfy tax withholding obligation

Richard D. Katz	8/18/2011	841	5.96	Sale to satisfy tax withholding obligation upon scheduled, semi-annual vesting of restricted stock units granted on February 18, 2010

Richard D. Katz	8/18/2011	8	5.96	Sale to satisfy brokerage account fee

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(15)	Letter to Icagen Stockholders affirming Board recommendation, sent by Icagen on August 29, 2011.**

Exhibit No.	Description

(a)(16)	Press Release entitled “Icagen Reaffirms Recommendation to Shareholders to Tender Shares” issued by Icagen on August 29, 2011.**

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ P. Kay Wagoner, Ph.D.
Name:	P. Kay Wagoner, Ph.D.
Title:	Chief Executive Officer and President

Date: August 29, 2011

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